News Release

Alexco Resource Reminds Shareholders of Voting
Deadline for Upcoming Shareholders Meeting

June 3, 2015 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) would like to remind shareholders they have until 1:30 pm (PST) on Friday, June 5, 2015 to vote their shares for the upcoming Annual General Meeting (“Meeting”) of Alexco shareholders to be held 1:30 pm (PST) on Tuesday, June 9, 2015.

Shareholders are urged to carefully read the information circular mailed to them in connection with the Meeting. A copy of the information circular in addition to other meeting materials is available on SEDAR at www.sedar.com and on Alexco’s website at www.alexcoresource.com/s/agm.asp. Management of Alexco recommends a vote FOR all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE TODAY.

How to Vote and Shareholder Questions

Shareholders are strongly encouraged to vote over the internet at www.investorvote.com or following the instructions found on their form of proxy or voting instruction form.

Shareholders who have questions about the information contained in the Management Information Circular, have not received their proxy or voting instruction form, or require assistance with voting may contact Alexco directly.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact:

Mike Clark, Chief Financial Officer
Phone: (604) 633-4888 ext.134

Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888 ext.128

Email: info@alexcoresource.com

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada